

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

February 25, 2010

Leo F. Wells, III
President
Wells Real Estate Investment Trust III, Inc.
6200 The Corners Parkway, Suite 250
Norcross, Georgia 30092

> **Re:** **Wells Real Estate Investment Trust III, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed February 5, 2010**
> **File No. 333-163411**

Dear Mr. Wells:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

Risks Related to Investments in Real Estate, page 30

1. Please revise this section to discuss the particular risks currently associated with rising vacancy rates for commercial property, particularly in large metropolitan areas. The risk factor should describe actual trends in the current market for commercial real estate such as higher vacancy rates and the associated risks of lower revenues, reduced rental rates, and increased tenant improvements or concessions. Also revise accordingly the "Investment Objectives and Criteria" section. In the alternative, please discuss in the "Investment Objectives and Criteria" section why such risks are not applicable to your business.

Estimated Use of Proceeds, page 41

2. We note your response to comment 14 in our letter dated December 31, 2009 and the revisions that you have made regarding your target assets throughout the prospectus. Please disclose similar information regarding your anticipated holdings of each of your target assets, including those which you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum in this section as well. Refer to Instruction 1 of Item 504 of Regulation S-K for guidance.

Conflicts of Interest, page 65

3. We note your response to comment 19 in our letter dated December 31, 2009. Please describe the specific policies, if any, with respect to the allocation of investment opportunities with your direct competitor, Wells REIT II.

Borrowing Policies, page 78

4. We note your response to comments 24 and 25 in our letter dated December 31, 2009. Please clarify if there is any limitation on your portfolio leverage should the board find substantial justification.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Niel Miller, Esq.
    Robert Bergdolt, Esq.
    DLA Piper LLP (US)
    Via facsimile (202) 799-5000